TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 13, 2020

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2019 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein) and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2020, including expected 2020 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2020 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; and the ability of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended March 31
($000s)	2020	2019
Cash flow used in operating activities	(3,672)	(13,071)
Changes in non-cash working capital	29,355	28,226
Funds flow from operations[1]	25,683	15,155
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this "MD&A".

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reactions to the spread of COVID-19 and the related economic fallout have created significant volatility, uncertainty, and turmoil in the oil and gas industry. Oil demand has significantly deteriorated as a result of the pandemic and corresponding preventative measures taken globally to mitigate the spread of the virus. In addition to this, the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) were initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. These events have compounded the impact of a material decline in oil demand and the supply increase from OPEC+ members attempting to capture market share. In April 2020, OPEC+ agreed to cut production, however downward pressure on commodity prices has remained and could continue for the foreseeable future. The Company has recorded lower per unit results in the first quarter of 2020 due to these events which will continue to negatively affect TransGlobe’s business.

The Company is focusing on conserving cash to prudently manage its balance sheet in the current low commodity price environment. It has executed upon the previously announced 80% reduction in the 2020 capital program and will continue to focus only on those investments that are critical to health, safety and environment (“HSE”) and value preservation in this period of low oil prices. In Canada, the Company is exploring all avenues with its contractors and suppliers to reduce operating costs in its Canadian operations. In Egypt, TransGlobe is in discussions with EGPC, the Company’s joint venture operating partner, to reduce operating expenditures.

TransGlobe has also implemented general and administrative (“G&A”) cost reductions across all locations through staff reductions, salary rollbacks and reducing all discretionary expenditures. The Company anticipates these actions will reduce go-forward G&A by approximately 35%.

With $30.0 million owed to Mercuria Energy Trading SA (“Mercuria”) and $7.0 million owed to ATB Financial (“ATB”), TransGlobe remains in regular communication with its lenders, and remains confident in its ability to weather the current oil price disruption. The Company exited the quarter with $23.8 million in cash on hand. Subsequent to the end of the quarter the Company repaid $10.0 million on the prepayment agreement and collected $3.0 million in proceeds from the sale of crude oil in Egypt and another $0.6 million in hedging proceeds.

Total corporate production is expected to range between 13.3 and 14.3 mboe/d (mid-point of 13.8 mboe/d) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 11.3 and 12.1 mbbls/d (mid-point of 11.7 mbbls/d) in 2020. Canadian production is expected to range between 2.0 and 2.2 mboe/d (mid-point of 2.1 mboe/d) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	957	706	1,663
Heavy crude oil (bbls/d)	10,743	-	10,743
Conventional natural gas (mcf/d)	-	5,394	5,394
Associated natural gas liquids (bbls/d)	-	495	495
Total (boe/d)	11,700	2,100	13,800

The Company has and will continue to monitor its economic thresholds for shutting in production in both Canada and Egypt. At this time the Company has not shut-in any material production but this is being monitored. Should TransGlobe choose to shut-in uneconomic production, 2020 production guidance will be negatively impacted.

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	20.00	30.00	40.00	50.00	60.00
Benchmark natural gas price ($/mcf)[2]	1.20	1.27	1.34	1.41	1.48
Netback (US$/boe)
Egypt - crude oil[3]	(5.14)	(1.00)	3.15	6.49	8.76
Canada - crude oil[4]	3.27	12.20	20.51	27.93	35.34
Canada - natural gas and NGLs[4]	(2.28)	(0.21)	1.20	1.84	3.12
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $9.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG respectively, operating costs estimated at ~$9.50/bbl, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2020 Canada production profile Edmonton Light price differential estimate of $C8.50/bbl, Edmonton Light to Harmattan discount of $C2.50/bbl, operating costs estimated at ~$C11.70/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2020	2019				2018
($000s, except per share amounts, price and volumes)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Operations
Average production volumes
Crude oil (bbls/d)	13,404	13,739	14,416	15,451	14,510	13,463	12,506	12,409
NGLs (bbls/d)	761	735	585	533	470	829	876	521
Natural gas (mcf/d)	4,996	5,331	5,652	5,733	5,663	5,865	5,695	5,094
Total (boe/d)	14,997	15,362	15,943	16,940	15,924	15,270	14,331	13,779
Average sales volumes
Crude oil (bbls/d)	21,341	13,065	12,595	14,484	13,633	12,676	12,665	17,931
NGLs (bbls/d)	761	735	585	533	470	829	876	521
Natural gas (mcf/d)	4,996	5,331	5,652	5,733	5,663	5,865	5,695	5,094
Total (boe/d)	22,934	14,688	14,122	15,973	15,047	14,483	14,490	19,301
Average realized sales prices
Crude oil ($/bbl)	40.47	51.61	54.33	60.29	54.51	60.12	61.79	59.39
NGLs ($/bbl)	12.49	18.81	19.75	24.55	31.80	24.39	22.64	38.39
Natural gas ($/mcf)	1.61	1.81	0.70	0.89	1.94	1.22	1.01	1.08
Total oil equivalent ($/boe)	38.42	47.51	49.56	55.81	51.11	54.51	55.77	56.49
Inventory (mbbls)	242.1	964.5	902.6	735.0	647.0	568.1	495.6	510.3
Petroleum and natural gas sales	80,187	64,201	64,388	81,123	69,217	72,628	74,345	99,220
Petroleum and natural gas sales, net of royalties	53,234	28,473	31,200	43,071	37,352	40,605	42,453	68,454
Cash flow (used in) generated by operating activities	(3,672)	23,740	12,042	22,125	(13,071)	9,822	47,639	18,886
Funds flow from operations[1]	25,683	3,171	9,429	19,116	15,155	8,842	17,018	33,499
Basic per share	0.35	0.04	0.13	0.26	0.21	0.12	0.24	0.46
Diluted per share	0.35	0.04	0.13	0.26	0.21	0.12	0.23	0.46
Net (loss) earnings	(55,218)	(8,202)	2,967	10,046	(8,806)	30,719	(12,283)	7,361
Basic per share	(0.76)	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)	0.10
Diluted per share	(0.76)	(0.11)	0.04	0.14	(0.12)	0.42	(0.17)	0.10
Capital expenditures	5,577	10,996	9,292	8,097	8,547	17,433	12,783	5,855
Dividends declared	-	-	2,539	-	2,539	-	2,527	-
Dividends declared per share	-	-	0.035	-	0.035	-	0.035	-
Total assets	241,219	308,325	312,654	315,999	308,113	318,296	314,203	329,542
Cash and cash equivalents	23,830	33,251	24,444	34,125	24,735	51,705	62,663	38,088
Working capital	53,294	32,194	47,150	54,078	43,600	50,987	52,351	60,464
Total long-term debt, including current portion	36,591	37,041	41,726	48,109	47,687	52,355	52,532	62,173
Net debt-to-funds flow from operations ratio[2]	(0.29)	0.10	(0.10)	(0.10)	0.05	0.02	0.00	0.02
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the first quarter of 2020, TransGlobe:

•

Reported a decrease in production volumes of 6% compared to Q1-2019, primarily attributable to natural declines, severe weather in March in Egypt and the 13-day shut-in of the 2-20 well in Canada while drilling a well on the same location;

•

Sold one cargo of TransGlobe’s entitlement crude oil of 452.1 mbbls and sold an additional 765.4 mbbls to EGPC in the first quarter of 2020 and ended the quarter with crude oil inventory of 242.1 mbbls;

•	Reported positive funds flow from operations of $25.7 million, inclusive of a $4.2 million realized derivative gain on commodity contracts;
•	Petroleum and natural gas sales increased by 16% compared to Q1-19, primarily due to 52% increase in sales volumes, offset by a 25% decrease in realized prices;
•

Reported a net loss of $55.2 million inclusive of a $4.4 million unrealized derivative gain on commodity contracts and a combined $73.5 million non-cash impairment loss on the Company’s petroleum and natural gas (“PNG”) and exploration and evaluation (“E&E”) assets;

•	Spent $5.6 million on capital expenditures; and
•	Ended Q1-2020 with positive working capital of $53.3 million, including $23.8 million in cash and cash equivalents.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2020	2019
Average reference prices	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price ($/bbl)	50.44	63.41	61.93	68.92	63.17
Edmonton Sweet index ($/bbl)	38.59	51.56	51.76	55.17	49.96
Natural gas
AECO ($/MMBtu)	1.43	1.88	1.04	0.89	1.35
US/Canadian Dollar average exchange rate	1.35	1.32	1.32	1.34	1.33

In Q1-2020, the average price of Dated Brent oil was 20% lower than both Q4-2019 and Q1-2019. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the first quarter of 2020, the average price of Edmonton Sweet index oil (expressed in US$) was 25% and 23% lower than Q4-2019 and Q1-2019, respectively. In Q1-2020, the average price of AECO natural gas was 24% lower than Q4-2019 and 6% higher than Q1-2019.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended March 31
	2020	2019
Egypt crude oil (bbls/d)	12,544	13,616
Canada crude oil (bbls/d)	860	894
Canada NGLs (bbls/d)	761	470
Canada natural gas (mcf/d)	4,996	5,663
Total Company (boe/d)	14,997	15,924

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended March 31
	2020	2019
Egypt crude oil (bbls/d)	20,481	12,739
Canada crude oil (bbls/d)	860	894
Canada NGLs (bbls/d)	761	470
Canada natural gas (mcf/d)	4,996	5,663
Total Company (boe/d)	22,934	15,047

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated netback

	Three Months Ended March 31
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	80,187	38.42	69,217	51.11
Royalties[2]	26,953	12.91	31,865	23.53
Current taxes[2]	4,585	2.20	6,203	4.58
Production and operating expenses	23,257	11.14	11,533	8.52
Selling costs	626	0.30	475	0.35
Netback[1]	24,766	11.87	19,141	14.13
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended March 31, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at March 31, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	Three Months Ended March 31
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	75,415	40.46	62,980	54.93
Royalties[2]	26,342	14.13	30,987	27.03
Current taxes[2]	4,585	2.46	6,203	5.41
Production and operating expenses	21,358	11.46	9,771	8.52
Selling costs	626	0.34	475	0.41
Netback[1]	22,504	12.07	15,544	13.56
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended March 31, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at March 31, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netbacks per barrel in Egypt decreased by 11%, for the three months ended March 31, 2020, compared with the same period in 2019. The decrease was due to a 26% lower realized oil price, 35% higher production and operating expenses, offset by 49% lower royalties and taxes and a 17% decrease in selling costs compared with the same period in 2019.

Royalties and taxes as a percentage of revenue were 41%, in the three months ended March 31, 2020, compared to 59% in the same period in 2019. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three months ended March 31, 2020, royalties and taxes as a percentage of revenue would have been 67% (Q1-2019 - 55%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative decrease, from 59% in Q1-2019 to 41% in Q1-2020, was due to sales outpacing production in the quarter, offset by excess cost oil in the West Bakr concession during Q1-2020. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price for the three months ended March 31, 2020 was $40.46/bbl (Q1-2019 - $54.93/bbl) which was $9.98/bbl lower (Q1-2019 - $8.24/bbl lower) than the average Dated Brent oil price of $50.44/bbl for Q1-2020 (Q1-2019 - $63.17/bbl). The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses increased by 119% ($11.6 million) in the three months ended March 31, 2020 compared with the same period in 2019. The increase was primarily related to a significant decrease in crude oil inventory through sales to both EGPC and Mercuria a whereby operating costs previously capitalized to inventory were expensed when sold ($9.1 million). The increase was also caused by manpower costs ($1.0 million) and equipment rental and maintenance costs ($0.6 million).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Canada

	Three Months Ended March 31
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	3,175	40.57	3,905	48.53
Natural gas sales	732	9.66	987	11.62
NGL sales	865	12.49	1,345	31.80
Total sales	4,772	21.37	6,237	30.03
Royalties	611	2.74	878	4.23
Production and operating expenses	1,899	8.50	1,762	8.48
Netback	2,262	10.13	3,597	17.32

Netbacks per boe in Canada decreased by 42% for the three months ended March 31, 2020 compared with the same period in 2019. The decrease is mainly due to a lower realized sales price in Canada (29%), partially offset by a decrease in royalties of 35%.

The Company's Canadian operations incurred $0.3 million lower royalty costs for the three months ended March 31, 2020 compared to the same period in 2019. The reduction in royalties is primarily due to lower royalties on oil wells drilled during the 2019 capital programs as a result of royalty holidays on the new drills. Royalties amounted to 13% of petroleum and natural gas sales revenue during the three months ended March 31, 2020 compared to 14% during the comparative period in 2019. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses for the three months ended March 31, 2020 remained flat compared to the same period in 2019.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended March 31
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
G&A (gross)	3,511	1.68	4,235	3.13
Stock-based compensation	(1,301)	(0.62)	915	0.68
Capitalized G&A and overhead recoveries	(306)	(0.15)	(283)	(0.21)
G&A (net)	1,904	0.91	4,867	3.60

G&A (gross) decreased by 17% for the three months ended March 31, 2020 compared with the same period in 2019. The decrease was primarily due to lower salary, short term incentive payments, business development costs, corporate travel and professional fees, offset by severance costs compared to the same period in 2019.

The revaluation of the Company’s potential obligations on stock-based compensation resulted in a recovery of $1.3 million for the three months ended March 31, 2020, compared to a $0.9 million expense in the same period in 2019. This was primarily due to a decrease in the Company's average share price and headcount reductions in Q1-2020.

Capitalized G&A increased by 8% for the three months ended March 31, 2020 as compared to the same period in 2019 due to additional executive time allocated to capital projects.

FINANCE COSTS

	Three Months Ended March 31
($000s)	2020	2019
Interest on long-term debt	582	883
Interest on borrowing base facility	93	108
Amortization of deferred financing costs	95	90
Interest on lease obligations	45	60
Finance costs	815	1,141
Interest paid	618	995

Finance costs for the three months ended March 31, 2020 decreased to $0.8 million from $1.1 million for the same period in 2019. This decrease was due to a lower balance of long-term debt and a decrease to LIBOR and ATB Prime.

As at March 31, 2020, the Company had a prepayment arrangement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was outstanding. Subsequent to the quarter the Company repaid a further $10.0 million of this balance.

As at March 31, 2020, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($17.6 million), of which C$9.9 million ($7.0 million) was outstanding.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at March 31, 2020.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended March 31
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	10,033	5.38	6,659	5.81
Canada	2,013	9.02	1,908	9.19
Corporate	206	-	199	-
Total	12,252	5.87	8,766	6.47
[1]

Egypt DD&A per barrel is calculated on a sales basis for the three months ended March 31, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2020 and 2019).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During the three months ended March 31, 2020, DD&A increased by 51% ($3.4 million) compared to the same period in 2019. This increase was primarily due to a significant decrease in crude oil inventory during the quarter ($4.3 million), and was offset by reduced production ($0.9 million).

In Canada, gross DD&A increased by 6% ($0.1 million) during the three months ended March 31, 2020 compared with the same period in 2019 due to an increase in production in the quarter.

IMPAIRMENT LOSS

The disruption to the oil and gas industry experienced during the first quarter of 2020 and the resulting downward pressure on commodity prices resulted in the Company concluding there were indicators of impairment present on both its PNG and E&E assets that required the Company to perform an assessment of the recoverability of these assets as at March 31, 2020.

The Company recorded a non-cash impairment loss of $40.0 million on its PNG assets during the first quarter of 2020. This was comprised of a $24.7 million impairment loss on the West Gharib concession, a $6.6 million impairment loss on the West Bakr concession, a $4.6 million impairment loss on the North West Gharib concession and a $4.1 million impairment loss on the Canadian assets. These impairment losses were recorded to reduce the carrying value of these PNG assets to their projected recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada.

The Company also recorded an impairment loss of $33.5 million on its E&E assets during the first quarter of 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized on these two concessions represented the entire E&E asset balances in the concessions. The E&E impairment losses were taken after consideration of the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

If market conditions continue to deteriorate, including crude oil prices further declining and remaining at low levels for a sustained period of time, TransGlobe may record further asset impairments in 2020.  Alternatively, if both near-term and long-term commodity prices have a strong recovery from current levels and outlook, the possibility exists for a value recovery in the future.

CAPITAL EXPENDITURES

	Three Months Ended March 31
($000s)	2020	2019
Egypt	3,632	7,972
Canada	1,859	575
Corporate	86	-
Total	5,577	8,547

Capital expenditures in the first three months of 2020 were $5.6 million (2019 - $8.5 million).

In Egypt, the Company incurred $3.6 million in capital expenditures during the three months ended March 31, 2020 (March 31, 2020 - $8.0 million) associated with drilling and completing one development oil well and performing three recompletions.

In Canada, the Company incurred $1.9 million in capital expenditures during the three months ended March 31, 2020 (March 31, 2019 - $0.6 million) associated with drilling one horizontal Cardium oil well in the Harmattan area in Q1-2020.

OUTSTANDING SHARE DATA

As at March 31, 2020, the Company had 72,542,071 common shares issued and outstanding and 4,480,935 stock options issued and outstanding, of which 2,910,917 are exercisable in accordance with their terms into an equal number of common shares of the Company.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company expects to fund its 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at March 31, 2020, the Company had a working capital surplus of $53.3 million (December 31, 2019 - $32.2 million). The increase in working capital is primarily the result of an increase in accounts receivable due to the increase in sales in Q1-2020, partially offset by a corresponding decrease in crude oil inventory, and a decrease in cash due to the funding of the 2020 capital program to date.

As at March 31, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at March 31, 2020, amounts owing from EGPC were $29.4 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold one crude oil cargo in Q1-2020 for total proceeds of $14.6 million (inclusive of hedging gains), the proceeds of which were collected in April 2020. The Company sold an additional 765.4 mbbls of crude oil to EGPC for net proceeds of $37.0 million in the quarter. As at March 31, 2020 the company had collected $13.9 million, subsequent to the quarter an additional $3.0 million has been collected. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at March 31, 2020, the Company held 242.1 mbbls of entitlement crude oil as inventory.

As at March 31, 2020, the Company had $92.6 million of revolving credit facilities with $37.0 million drawn and $55.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was drawn and outstanding. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($17.6 million), of which C$9.9 million ($7.0 million) was drawn and outstanding. During the three months ended 2020, the Company had drawings of C$0.1 million ($0.1 million) on this facility. Subsequent to the quarter end the Company re-paid $10.0 million on the $75.0 million prepayment facility.

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at March 31, 2020, the Company had 242.1 mbbls of entitlement crude oil stored as inventory, which represents approximately one-and-a-half-months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have both increased and decreased from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Year Ended
(mbbls)	March 31, 2020	December 31, 2019
Product inventory, beginning of period	964.5	568.1
TransGlobe entitlement production	495.3	2,170.0
Crude oil sales	(1,217.7)	(1,773.6)
Product inventory, end of period	242.1	964.5

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold entitlement crude oil inventory:

	Three Months Ended	Year Ended
	March 31, 2020	December 31, 2019
Production and operating expenses ($/bbl)	19.68	12.82
Depletion ($/bbl)	5.86	5.34
Unit cost of inventory ($/bbl)	25.54	18.16
Product inventory, end of period (mbbls)	242.1	964.5
Product inventory, end of period ($000s)	6,183	17,516

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	31,394	31,394	-	-	-
Long-term debt[3]	Yes-Liability	36,993	-	36,993	-	-
Other long-term liabilities	Yes-Liability	195	-	195	-	-
Equipment and facility leases (short-term)[4]	Yes-Liability	21	21	-	-	-
Total		68,603	31,415	37,188	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at March 31, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.4 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2020.

ASSET RETIREMENT OBLIGATION

As at March 31, 2020, TransGlobe had an asset retirement obligation ("ARO") of $11.6 million (December 31, 2019 - $13.6 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using a discount rate of 2.20% (December 31, 2019 – rates between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2019 - 2%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at March 31, 2020 there is no ARO associated with the Egypt PSCs.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Apr 2020 - Jun 2020	3-Way Collar	150,000	50,000	54.00	70.00	46.50
Apr 2020 - Jun 2020	3-Way Collar	75,000	25,000	55.00	72.70	45.00
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00

Subsequent to the quarter, the Company entered into the following derivative commodity contract position:

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl
May 2020 - Dec 2020	Collar	800,000	100,000	30.00	40.70

RISKS AND UNCERTAINTIES

There have been no material changes to the risk factors from the information provided in the Company’s MD&A for the year ended December 31, 2019 included in the Company's annual report with the exception of those discussed below.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and over supply to the market will negatively affect the Company's operating results in 2020. The future impacts of the global repercussions of these factors on the Company's business or operating and financial results are unpredictable and cannot be identified with certainty at this time. There is no assurance that these factors will not have a material adverse impact on TransGlobe or the results of its operations. The extent of the impact, if any, will depend on developments beyond the Company’s control, including actions taken by governments, financial institutions, monetary policy authorities, and public health authorities to contain and respond to public health concerns and general economic conditions as a result of the pandemic.

TransGlobe will continue to actively monitor the situation and may take further actions to adapt to these conditions. TransGlobe cannot be certain of the potential effects any such actions may have on the business or operating and financial results for the fiscal year ending December 31, 2020.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and over supply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company has been considered in management’s estimates at the period end; however there could be a further prospective material impact in future periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.